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                                         Filed by:  Life Sciences Research, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933



                            Subject Company:  Huntingdon Life Sciences Group PLC
                                                   Commission File No. 001-10173

For Further Information:

HUNTINGDON LIFE SCIENCES:                     LIFE SCIENCES RESEARCH INC:
Andrew Gay                                    Richard Michaelson
Phone:   UK: +44 (0) 1480 892 000             Phone: (US) 732-873-2550 x4824


IMMEDIATE RELEASE
JANUARY 24, 2002


    HUNTINGDON ANNOUNCES RECEIPT OF ACCEPTANCES IN RESPECT OF OVER 90% OF ITS SHARES- LSR COMMENCES COMPULSORY ACQUISITION OF REMAINING HUNTINGDON SHARES


On 16 October 2001, a recommended offer (the "Offer") was made by Life Sciences Research, Inc. ("LSR") for the entire issued share capital of Huntingdon Life Sciences Group plc ("Huntingdon"), as set out in the Offer Document of that date.

On 10 January 2002 LSR announced the beginning of a Subsequent Offer Period which will expire on 7 February 2002. During the Subsequent Offer Period, the Offer will remain open for acceptance, but withdrawal rights will not apply.

LSR announces that as at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 23 January 2002, it had received acceptances in respect of a total of 264,466,308 Huntingdon Shares, representing approximately 90.10 per cent. of the existing issued ordinary share capital of Huntingdon.

As a result, LSR will now immediately commence a compulsory acquisition of all outstanding Huntingdon shares for which acceptances have not been received. Huntingdon Securityholders subject to the compulsory acquisition will receive the same consideration as those securityholders who accepted the Offer. Notwithstanding the commencement of the compulsory acquisition, the Subsequent Offer Period will remain open until 7 February 2002 and Huntingdon Securityholders who have not yet accepted the Offer may do so until 7 February 2002.

Shares of LSR's voting common stock will be eligible for quotation in the United States on the OTC Bulletin Board Service, which is owned and operated by the National Association of Securities Dealers (the "NASD"), upon the issuance by the NASD of LSR's stock symbol, which has been applied for.

Huntingdon Life Sciences Group plc is one of the world's leading Contract Research Organizations providing product development services to the pharmaceutical, agrochemical and biotechnology industries. Huntingdon brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. Huntingdon operates research facilities in the United Kingdom (Huntingdon and Eye, England) and the United States (The Princeton Research Centre, New Jersey).

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Words and expressions in this announcement have the same meaning as they have in the Offer Document dated 16 October 2001.

The directors of LSR accepts responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of LSR (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer of any securities for sale or an offer or an invitation to purchase any securities. HUNTINGDON SECURITYHOLDERS SHOULD READ THE OFFER DOCUMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

HUNTINGDON SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER (DESCRIBED ABOVE) WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

         o LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.
         o LSR's Registration Statement on Form S-4 and Schedule TO, each as amended, containing or incorporating by reference such documents and other information.
         o Huntingdon's Solicitation/Recommendation on Schedule 14D-9, as amended.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http//www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. If you are a Huntingdon Securityholder you may also obtain free of charge each of these documents (when available) from Huntingdon by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England.

Life Sciences Research, Inc. is incorporated in Maryland, US and has been established solely for the purpose of making the Offer.

This announcement contains statements that may be forward-looking as defined by the USA's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended December 31, 2000, as filed with the US Securities and Exchange Commission.

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